650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 11, 2017

VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Larry Spirgel
Joseph Cascarano
Gregory Dundas
Kathleen Krebs
Robert Littlepage

Re:	ForeScout Technologies, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted June 7, 2017
CIK No. 0001145057
Ladies and Gentlemen:
On behalf of our client, ForeScout Technologies, Inc. (“ForeScout” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 15, 2017, relating to the above-referenced Amendment No. 3 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 7, 2017.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three Months Ended March 31, 2016 and 2017, page 58

1.
We note your disclosure that product revenue increases were “driven by an increase in sales volume of CounterACT.” Please quantify, here and elsewhere, drivers in your narrative such as sales volume and, relatedly, disclose whether any particular product(s) in your CounterACT portfolio performed better in comparison to others.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
July 11, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Registration Statement to quantify the revenue increases of CounterACT and Extended Modules consistent with its disclosures on pages 62 and 65.

We supplementally advise the Staff that CounterACT is a single product, which is sold as individual units through varying unit sizes of Physical and Virtual Appliances that are defined by the number of devices that each individual unit can manage.  The Enterprise Manager is a single product, which is sold in individual units through varying unit sizes of Physical and Virtual Appliances that are defined by the number of CounterACT Physical and Virtual Appliances managed.  The Extended Modules are a portfolio of different products, which expand on the capabilities of CounterACT.

While the Company derives substantially all of its revenue and cash flows from CounterACT, the Company does not believe that disclosing the performance of any individual units would be useful for investors and may be misleading.  Similarly, because the Company derives substantially all of its revenue and cash flows from CounterACT, the Company does not believe that disclosing the performance of any individual units of the Enterprise Manager or any individual Extended Module would be useful for investors and may be misleading.
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Securities and Exchange Commission
July 11, 2017

Please direct any questions regarding the Company’s responses to me at (650) 565-3890 or ccheng@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Calise Cheng

Calise Cheng

cc:	Michael DeCesare, ForeScout Technologies, Inc.
Christopher Harms, ForeScout Technologies, Inc.
Darren Milliken, ForeScout Technologies, Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Rachel Proffitt, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard Kline, Goodwin Procter LLP
Bradley Weber, Goodwin Procter LLP